August 9, 2024

Dickerson Wright
Executive Chairman
NV5 Global, Inc.
200 South Park Road, Suite 350
Hollywood, FL 33021

       Re: NV5 Global, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 29, 2024
           File No. 001-35849
Dear Dickerson Wright:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 35

1. We note that you include Revenue and Adjusted EBITDA in your pay versus performance table; however, it is not clear from your disclosure which one you designated as your
       Company-Selected Measure. Item 402(v)(2)(vi) of Regulation S-K requires that you designate only one Company-Selected Measure, which, in your assessment, "represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance."
       Please ensure that you indicate which measure is your Company-Selected Measure in the table. You may elect to provide in the table one or more performance measures in addition to the Company-Selected Measure, provided that the disclosures about those measures
       "may not be misleading or obscure the required information, and the additional performance measures may not be presented with greater prominence than the required
 August 9, 2024
Page 2

       disclosure." See Pay Versus Performance, Release No. 34   95607 (Aug.
25, 2022) [87 FR
       55134 (Sept. 8, 2022)] at Section II.D.4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlotte Young at 202-551-3280 or Laura Nicholson at 202-551-3584
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:   Norwood Beveridge